SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of August, 2001

                              ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.
                 (Translation of registrant's name into English)

      Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands (Address of
                          principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                              Form 20-F X Form 40-F
                                   ----- -----
        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.]

                                 Yes         No   X
                                     ----       -----

         Schedule of Information Contained in this Report:

     1. The English language press release of ABN AMRO Holding N.V. announcing the second quarter 2001 results, dated 16 August 2001.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ABN AMRO Holding N.V.


Date: August 16, 2001              By:  /s/ W. G. Jiskoot
                                      -------------------------------------
                                      Name:  W. G. Jiskoot
                                      Title: Member of the Managing Board

                                   By:  /s/ S. A. Lires Rial
                                      -------------------------------------
                                      Name:  S. A. Lires Rial
                                      Title: Member of the Managing Board


                                   ABN AMRO Bank N.V.


Date: August 16, 2001             By:  /s/ W. G. Jiskoot
                                      -------------------------------------
                                      Name:  W. G. Jiskoot
                                      Title: Member of the Managing Board


                                   By:  /s/ S. A. Lires Rial
                                      -------------------------------------
                                      Name:  S. A. Lires Rial
                                      Title: Member of the Managing Board

PRESS RELEASE

ABN AMRO REPORTS SECOND QUARTER 2001 RESULTS:
BROAD MIX OF CLIENTS AND PRODUCTS PROVES ITS VALUE

o Revenues are up by 8.1% despite weak market conditions
o Operating profit before taxes increased by 3.8%
o EUR 962 mln extraordinary gain from the sale of EAB
o Interim dividend per share at EUR 0.45

Net profit for the quarter ended 30 June 2001 was slightly lower (-1.8%) at EUR 671 mln compared to the first quarter of 2001- excluding the profit on the sale of European American Bank (EAB). Including the sale of EAB, net profit for the quarter was at EUR 1,633 mln.

Quarter on quarter revenues increased (8.1%) across the spectrum with the exception of equity markets related revenues classified under Results from financial transactions. Operating expenses increased by 11.1% to EUR 3,615 mln from EUR 3,253 mln in the first quarter of 2001. The increase in expenses was largely due to the net consolidation effect of Michigan National Corporation, Alleghany, the ING Barings business in the United States and one-off items. The increase in revenues was not sufficient to fully offset the impact of cost increases. Consequently the efficiency ratio has worsened by 2 percentage points to 73.8%.

The level of provisioning declined 5.2% to EUR 253 mln, after increasing sharply in the first quarter. The decline is primarily due to the absence of any one-off items in the second quarter and the write-back of an earlier provisioning in the Wholesale Clients SBU (WCS). The tax rate for the second quarter returned to a more normal level of 28.5%. Although total risk-weighted assets (RWA) rose by 2.8% to EUR 286.1 bn, adjusted for consolidation, divestitures and currency translation effects, RWA declined by EUR 4.2 bn.

KEY FIGURES GROUP RESULTS SECOND QUARTER 2001

-----------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                 2001                   % CHANGE              SIX MONTHS        % CHANGE
                                    ------------------------ ----------------------- ---------------------- -----------
                                       Q2           Q1       Q2 01/Q1     Q2 01/Q2        2001       2000        HY 01/
                                                                   01           00                               HY 00
                                    -----------------------------------------------------------------------------------

Operating result                        1,286         1,280         0.5       (4.8)       2,566      2,803       (8.5)
Provisioning / FAR                        253           267       (5.2)        78.2         520        319        63.0
Operating profit before taxes           1,039         1,001         3.8      (15.9)       2,040      2,515      (18.9)
Extraordinary results                     962                                               962
Net profit                              1,633           683       139.1        91.9       2,316      1,625        42.5
Net profit excl. sale EAB                 671           683       (1.8)      (21.2)       1,354      1,625      (16.7)
Earnings per share (in euros)            0.44          0.45       (2.2)      (22.8)        0.89       1.08      (17.6)
Efficiency ratio                        73.8%         71.8%                               72.8%      69.4%

                                    30 JUN 01    31 MARCH 01    % CHANGE              30 JUN 01  30 JUN 00  % CHANGE
(IN BILLIONS OF EUROS AND %)
Total assets                            614.6         601.7         2.1                   614.6      533.3        15.2
Group capital                            34.7          33.7         2.9                    34.7       30.6        13.4
Total risk-weighted assets              286.1         278.4         2.8                   286.1      271.9         5.2

BIS capital ratio                      10.19%        10.19%                              10.19%     10.22%
BIS tier 1 ratio                        6.55%         6.82%                               6.55%      6.75%
-----------------------------------------------------------------------------------------------------------------------


I.  Statement by the Chairman of the Board

Rijkman Groenink, Chairman of the Managing Board, commented:
"We are happy to report that ABN AMRO has performed relatively well in the first half of the year, notwithstanding the economic circumstances. This can be attributed to the composition and the defensive nature of some of our businesses. Our portfolio of businesses - with its mix of clients, products and geography - has allowed us to offset, to a large extent, the impact of weak market circumstances. Some of our businesses were of course significantly impacted."

"Further to the restructuring announced in May of last year, we have continued to pay significant attention to the strategic positioning of the Group and of each of the SBUs. Having had the benefit of a year's experience, not necessarily an easy one, we have concluded that the Wholesale Clients SBU will remain an integral part of our strategy. However our aspirations with respect to it must be in line with the reality of the situation. One of the main conclusions reached, is that we will give priority to further strengthening our retail and asset gathering franchises, as they will now form the core strategic foundation of our Group. We intend to create a closer strategic alignment between the Consumer & Commercial Clients and Private Clients & Asset Management SBUs, as we believe this will allow us to better exploit the strong asset gathering (savings, deposits, life-insurance products, fund management etc.) potential of our international retail, private banking and asset management franchises."

"We are committed to significantly enhancing the focus and efficiency of our wholesale banking business which we intend to make more mutually supportive with our retail and asset-gathering franchises. Our wholesale banking franchise will be built around a strong base of European clients, with increasing emphasis on our profitable financial institutions and large cap corporate clients. We will continue to invest in our core corporate banking franchise as a stable and profitable platform for growth, in addition to selective positions of strength in investment banking. A number of measures are being taken to enhance revenues and further reduce costs in order to achieve these objectives. In addition we intend to reduce the capital allocated to the Wholesale Clients SBU by 20% over a three-year period. This capital will be reinvested elsewhere in the Group in line with our Managing for Value approach. We are convinced that these changes, coupled with stringent cost controls, will allow WCS to continue on its path of being an important value driver for the Group."

"We announced the temporary expansion of the Managing Board from 7 to 10 members in May 2000. This expansion was integrally linked to the implementation of the strategy. Given the progress of the restructuring plans and in line with the changes discussed above, the Managing Board has concluded to reduce its number to seven members. This decision is fully supported by the Supervisory Board of the bank."

"In order to allow for a prompt execution of this decision, Rijnhard van Tets, Jan Maarten de Jong and Dolf van den Brink have agreed to step down from the Managing Board as per 31 December 2001. However, they will continue in the service of the bank in various capacities. Rijnhard van Tets will serve as the bank's representative on a number of corporate boards and committees. Jan Maarten de Jong will serve as the Chairman's special emissary with respect to our Italian interests. Dolf van de Brink will be the chief economic advisor to the Managing Board and will represent the bank on important worldfora."

"I would like to take this opportunity to thank Messrs van Tets, de Jong and van den Brink for their contribution to this institution. It is important that we recognise the role that they have played in shaping the institution as it is today. The new Managing Board will consist of the following members: Rijkman Groenink (Chairman), Tom de Swaan (Chief Financial Officer), Joost Kuiper (Chairman of C&CC and will retain his current responsibilities in C&CC), Dolf Collee (Chairman of PCAM and will retain his current responsibilities within C&CC), Wilco Jiskoot (Chairman of WCS), Sergio Rial (WCS / products) and Hugh Scott-Barrett (WCS / clients / Corporate Finance)."

"The much hoped for improvements - in economic and market conditions - have not materialised in the first half of the year and it is unlikely that we will see any significant improvement in the remainder of the year. Consequently, we expect our full year results to be broadly in line with our performance in the first half of the year."

"We are confident that as an institution we have the energy, the people, the clients, the products and the ambition to succeed and deliver value for our shareholders. The Managing Board would like to assure you that we will not shy away from taking difficult measures and do whatever is necessary to achieve our goal. "

II.  ABN AMRO GROUP

------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                    2001                 % CHANGE               SIX MONTHS        % CHANGE
                                       ----------------------- ---------------------- ----------------------- ----------
                                           Q2          Q1      Q2 01/Q1     Q2 01/Q2        2001         2000       HY 01/
                                                                     01           00                                HY 00
                                       ----------- ----------- ---------------------------------- ----------- ----------

Net interest revenue                        2,660       2,262       17.6        17.9       4,922       4,513        9.1
Revenue from participations                   148         121       22.3        12.1         269         214       25.7
Net commissions                             1,349       1,291        4.5       (7.9)       2,640       3,009     (12.3)
Results from financial transactions           364         542     (32.8)       (0.3)         906         921      (1.6)
Other revenue                                 380         317       19.9        30.6         697         509       36.9
Total revenue                               4,901       4,533        8.1         8.7       9,434       9,166        2.9
Operating expenses                          3,615       3,253       11.1        14.4       6,868       6,363        7.9
Operating result                            1,286       1,280        0.5       (4.8)       2,566       2,803      (8.5)

Efficiency ratio                            73.8%       71.8%                              72.8%       69.4%
------------------------------------------------------------------------------------------------------------------------

At a group level, the overall development of revenues in the second quarter is a reflection of the quality and the sustainability of the income stream - in essence, the defensive nature of ABN AMRO's client and product mix. Negative market conditions seen in the first quarter hardened in the second quarter, affecting the more volatile component of the income stream. The negative impact was offset to a very large extent by the more stable annuity income stream generated by corporate banking and the retail distribution businesses - including asset-gathering activities - of the bank.

Total revenues increased by 8.1% in the second quarter to EUR 4,901 mln. The most important feature of the revenues in the second quarter has been the development of interest income - an increase of 17.6% to EUR 2,660 mln. The substantial increase in interest income was due to a widening of spreads, successful repricing, more effective bundling of products in all of the business units and a recovery in the Netherlands. Commission related income increased by 4.5% largely on the back of increased banking transactions in the United States. As in the first quarter, Global Financial Markets (GFM) has continued to perform well - we believe that measures initiated last year as a result of the restructuring programme are beginning to bear fruit. GFM's strong annuity component of the income stream was particularly helped by the strong performance of money market and repo activities. Proprietary trading also had an excellent quarter, although this activity constitutes only around 13% of total GFM revenues. Notwithstanding the depressed equity market conditions and the resultant lack of volume, Private Clients and Asset Management (PCAM) increased revenues by 10.2% to EUR 377 mln, driven in part by relatively strong net inflow of new money. Lease Holding has continued to perform very well in the second quarter - revenues have increased by 10.3% to EUR 193 mln.

After declining in the first quarter, operating expenses increased by 11.1% to EUR 3,615 mln in the second quarter. Consequently, the efficiency ratio deteriorated by 2 percentage points to 73.8% in the second quarter. A large component of the increase in expenses (more than 50%) is due to the inclusion of Michigan National Corporation, the consolidation of Alleghany, expenses associated with the ING Barings business in New York and currency translation effects. It is noteworthy that full benefits of the staff rationalisation in the second quarter have yet to come through. Cost reductions associated with the restructuring are on track - to date, total charges against the restructuring provision are EUR 217 mln. In the second half of the year, cost savings of EUR 160 mln are expected. Major cost management programmes are in place, and we are beginning to see the early impact in C&CC, WCS and PCAM. Whilst these initiatives are beginning to bear fruit, it is only realistic to expect the impact to take some time.

The level of provisioning for the second quarter fell to EUR 253 mln, a decrease of 5.2% compared to the first quarter. The lower level of provisioning was primarily due to the absence of any one-off items like the foot and mouth disease and lower levels of provisioning in WCS due to a write-back of provisioning taken earlier (notably a EUR 33 mln charge taken in 1999 in Africa). While the overall level of provisioning is lower, there has been deterioration in parts of the portfolio - in particular, the SME segment of the US portfolio (an increase of EUR 118 mln).

The overall quality of the portfolio remains satisfactory. As in the first quarter of 2001, provisioning for the second quarter does not include any additions or releases from the FAR (fund for general banking risk).

Risk-weighted assets (RWA) increased with EUR 7.7 bn (2.8%) to EUR 286.1 bn compared to 31 March 2001. Adjusted for exchange rate movements (EUR 5.5 bn), the acquisitions of the ING Barings business in the US (EUR 2.1 bn) and Michigan National Corporation (EUR 12.6 bn), and the deconsolidation of EAB (EUR 8.3 bn), RWA contracted by EUR 4.2 bn (or by 1.5 %).

The tier I ratio stood at 6.55% and the total capital ratio stood at 10.19% at 30 June 2001.

STATUS REPORT ON STRATEGIC INITIATIVES

OVERRIDING OBJECTIVE

In August 2000, ABN AMRO announced its overriding objective to be in the top 5 of a self-selected group of 20 peers, as measured by Total Return to Shareholders (TRS: share price plus dividend) over the four years to 2004. For illustration purposes at the time, we indicated a number of derived performance targets that - on the basis of our analysis at the time - we believed would be necessary to achieve the relative TRS target over this period. Clearly, as we have declared earlier in the year, changes in market conditions and the consequent performance by our peer group have rendered these performance targets no longer valid. We have no plans to issue any new such derived targets, because they would have to be adjusted constantly to reflect shifts in the relative financial and TRS performance of our peers. However we will publish annual performance targets for 2002 at the publication of our full year results of 2001. Our overriding objective to be in the top 5 of the peer group based on TRS, however, remains very much in place.

STRATEGY WHOLESALE CLIENTS SBU

In light of the changes announced in the Chairman's statement, Wholesale Clients SBU (WCS) has initiated a number of additional measures to improve its profitability. WCS remains committed to building a wholesale banking business based on a client-led, integrated delivery of corporate and investment banking products and services. The management team, however, believes a number of adjustments are necessary based on the current economic circumstances and our experience of the last six months. Profitability (as opposed to scale), measured in terms of economic profit, is the strategic goal. In line with our Managing for Value methodology, the measures can be classified into three broad categories - Revenue, Cost and Capital.

REVENUE ENHANCEMENT RELATED MEASURES
We will increasingly focus on our strong European client base. In addition, there will be a greater emphasis on our profitable financial institutions and large cap corporate clients. It has become increasingly clear that the opportunities for above market revenue growth lie in these client segments. Resources will therefore be diverted from those clients who do not offer the same opportunity for above market rates of growth.

We will continue to invest in businesses which, in the current market environment, demonstrate defensive characteristics - primarily value-added lending, transaction services and other annuity type activities within Global Financial Markets. Incremental investment in other areas of investment banking will be selective and will fall within the new cost control measures set out below.

External recruitment for the coverage function this year is largely complete. Over half of the senior hires (excluding ING Barings) have been in the Financial Institutions Client BU where the focus is on flow products such as custody and transaction services and where, consequently, the payback in terms of increased revenues will be more immediate in more difficult markets.

In the current environment, WCS is no longer forecasting revenue growth of 19% in the period 2001-2004. Management's current assumption is that there will be zero market growth in 2002 but that WCS will be able to outgrow the market by at least 2%, given the impact of a more clearly targeted coverage model.

COST CONTROL RELATED MEASURES
Given the outlook for revenue growth, cost growth targets are being revised downwards sharply. WCS management is targeting at most zero cost growth for the balance of 2001 and 2002 based on the above revenue growth assumptions. To achieve this, a number of additional measures will be taken.

The decline in headcount will continue for the remainder of the year as 1,500 job reductions announced in the second quarter - from TOPS, Equities and disposal of certain international operations - take effect. In addition, we are critically examining all businesses in light of the current economic circumstances, to ensure that duplication (between client and product) is minimised and that the quality of professionals is upgraded.

Whilst the previously announced TOPS restructuring constitutes an ambitious programme, the management team is actively pursuing opportunities to increase the savings through a variety of initiatives, including outsourcing of certain activities. Duplication of other support functions, between Business Units, and between WCS and other SBUs, have been identified and will be eliminated.

Although the process of ensuring an optimal geographical footprint for equities and corporate finance began in the first half of the year (leading to a significant rationalisation of our operations in emerging markets), we believe we can extract more synergies from the existing operations. In addition, we have decided to step-up the process of GTS back-office consolidation into regional hubs.

CAPITAL MANAGEMENT RELATED MEASURES
We have been able to identify significant pockets of surplus capital as well as inefficient usage of capital. We have, therefore, committed to reducing allocated capital to WCS by 20% by 2004, by cutting risk-weighted assets to EUR 80bn from current levels of EUR 100.5 bn. Furthermore, we expect to achieve half of this capital reduction in 2002. The release of capital will be supported by our ongoing programme of exiting unprofitable client relationships and markets where we achieve inadequate returns. We are confident that this reduction in capital will not affect our ability to deliver an integrated corporate and investment banking service and to serve our clients profitably.

OTHER MEASURES
All of the above measures will be initiated under the supervision of a dedicated Change Management Team. An economic profit-based compensation scheme for all BU management teams for implementation in 2002 will be announced in the second half of 2001.

UPDATE ON RESTRUCTURING PROGRAMME IN THE BU NETHERLANDS

Market developments driven by changes in client behaviour, and poor financial results as a consequence, led to the announcement of New Service Concepts in the Netherlands in the first quarter. A string of measures were taken to underpin the decision - the closure of 280 branches, consolidation of processing centres from 17 to 3, the concentration of advisory activities in 80 branches and a reduction in headcount of 6,250 FTE by 2003.

To date, 160 branches have been identified for closure in 2001, of which 80 have been closed. The remainder will be closed in 2002.

An agreement was reached in May 2001 with the Workers Council and the Trade Unions on the rationalisation programme. This agreement was reached earlier than expected. In the second quarter of this year, the number of full-time employed staff fell by 458 while the number of temporary staff increased by 149 FTE. We believe that this is a trend in the right direction and will result in making the cost structure of BU Netherlands more flexible.

Between 15 September of this year and 15 January 2002, 75% of the staff in the Netherlands will be given the option of voluntary retirement. It is expected that a combination of natural attrition and staff opting for voluntary retirement will enable BU Netherlands to reach a reduction of 6,250 FTE.

CLOSURE OF OPERATIONS IN COUNTRIES AND DISPOSAL OF RETAIL BUSINESSES

ABN AMRO has announced that it will exit approx. 11 countries and discontinue parts of its operations (mainly retail businesses) in a large number of other countries. So far, ABN AMRO has exited and sold its activities in Bolivia, Ecuador and Suriname. Furthermore, ABN AMRO has announced the sale of its retail activities in Argentina and all of its businesses in Aruba, Morocco, Panama and Sri Lanka. In the Netherlands Antilles, the onshore business has been sold, but the offshore banking and trust activities will be continued.

THE CONSUMER & COMMERCIAL CLIENTS SBU

-------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                  2001                 % CHANGE             SIX MONTHS       % CHANGE
                                     ----------------------- ------------------------------------------- ----------
                                         Q2          Q1      Q2 01/Q1    Q2 01/Q2       2001       2000      HY 01/
                                                                   01          00                            HY 00
                                     ----------- ----------- -------------------------------- ---------- ----------

Net interest revenue                      1,810       1,629        11.1        7.4     3,439      3,357        2.4
Net commissions                             492         450         9.3        2.3       942        945      (0.3)
Results from financial transactions          27          56      (51.8)     (60.9)        83        109     (23.9)
Other revenue                               353         310        13.9       86.8       663        397       67.0
                                     ----------- -----------                       ---------- ----------
Total revenue                             2,682       2,445         9.7       10.6     5,127      4,808        6.6
Operating expenses                        1,864       1,598        16.6       10.7     3,462      3,243        6.8
                                     ----------- -----------                       ---------- ----------
Operating result                            818         847       (3.4)       10.4     1,665      1,565        6.4
Provisioning for loan losses / FAR          220         176        25.0      175.0       396        170      132.9
                                     ----------- -----------                       ---------- ----------
Operating profit before taxes               598         671      (10.9)      (9.5)     1,269      1,395      (9.0)
Taxes                                       167         139        20.1     (31.6)       306        439     (30.3)
                                     ----------- -----------                       ---------- ----------
Profit after taxes                          431         532      (19.0)        3.4       963        956        0.7
Minority interests                           31          32       (3.1)     (29.5)        63         89     (29.2)
                                     ----------- -----------                       ---------- ----------
Net profit                                  400         500      (20.0)        7.2       900        867        3.8
                                     =========== ===========                       ========== ==========

Efficiency ratio                          69.5%       65.4%                            67.5%      67.5%

                                       30 JUN 01 31 MARCH 01    % CHANGE

Staff (fte)                              76,317      74,939         1.8
(IN BILLIONS OF EUROS)
Total assets                              234.0       236.7       (1.1)
Risk-weighted assets                      166.4       163.3         1.9
-------------------------------------------------------------------------------------------------------------------
NB. THE 2000 NUMBERS STATED ABOVE ARE PROFORMA

The overall performance of the Consumer & Commercial Clients (C&CC) SBU was mixed. While total revenues increased by 9.7% to EUR 2,682 mln in the second quarter, expenses rose at a higher pace, negating some of the increases in revenues. Consequently, the operating result declined by 3.4% for the quarter.

Notwithstanding the above, C&CC has succeeded in providing stability and consistency to the income stream of ABN AMRO. The increase in revenue was largely due to a substantial increase in interest income resulting from widening spreads, higher commission income and the consolidation effect of Michigan National Corporation (MNC). The key driver of higher commission income in the second quarter has been growth of banking transactions in the US. The decline in results from financial transactions is directly attributable to the state of the financial markets, in particular the equity markets. Other revenues, roughly 13% of total revenues, increased 13.9% to EUR 353 mln for the quarter. While it contains a variety of items, the key component is related to the growth of the mortgage business (mortgage servicing rights).

Operating expenses for the quarter increased by 16.6% to EUR 1,864 mln. A multitude of factors have contributed to the increase in expenses while the exact nature of the cost increases are described in the BU sections below. It is to be noted that although the benefits associated with the restructuring programme in the Netherlands are beginning to trickle in; the full impact of a structural reduction in costs are expected in 2002 and 2003.

Provisioning levels rose 25.0% to EUR 220 mln in the second quarter from EUR 176 mln in the first quarter. The number in itself is not representative of the overall development of provisioning, as provisioning levels fell in the Netherlands and Brazil. In the US, it increased to EUR 165 mln, almost entirely due to the SME portfolio. The remainder of the US portfolio has not experienced any meaningful change in credit quality. The overall quality of the C&CC portfolio remains strong.

THE NETHERLANDS (PLEASE REFER TO ANNEX 4)

Revenues in the second quarter, at EUR 735 mln, were 2.7% above the figure in the first quarter, particularly due to higher net interest income (up 6.9% compared to the first quarter). It is noteworthy that this was achieved despite a substantial reduction in risk-weighted assets (see below). Spreads were marginally wider than in the first quarter. It is noteworthy that much of the mortgage activity initiated by a favourable interest rate environment has stabilised. Measures undertaken to increase the effectiveness of bundling, coupled with stricter management of the liability side of the balance sheet in terms of funding costs are beginning to bear fruit. Commission related income has declined in line with the softness of the equity markets. This decrease, however, was partly offset by higher commissions related to payment traffic.

In the context of the decline of interest income in the Netherlands in the first quarter and subsequent questions on the subject, we would like to reiterate our position. The decline in interest income in the first quarter was primarily due to the flatness of the yield curve. The situation, however, was aggravated by the duration-related sales in 1999 and margin squeeze. The margin squeeze in itself is a reflection of an aggressive price war in the Dutch market, mortgage-refinancing activities driven by a favourable interest rate environment, and upward price pressure from the liability side of the balance sheet.

These trends have been largely reversed by a concerted action by the management team of BU Netherlands and a change in the slope of the yield curve. Group ALCO activities are executed at the Corporate Centre. In a clean break from the past the individual SBUs are, however, allowed to manage their own assets and liabilities within a defined set of guidelines - the intent is to allow the SBUs flexibility in managing their businesses. It is noteworthy that it is within the remit of the Corporate Centre ALCO to take a reverse position as a hedge, should there be discomfort with a particular position. The assets and liabilities of BU Netherlands are still being managed by Group ALCO at the Corporate Centre but management will be devolved to BU Netherlands in the near future. We are confident that the current management of ALCO will significantly reduce and rein in any excessive volatility.

Expenses increased to EUR 679 mln in the second quarter, from EUR 621 mln in the first quarter. The increase is in part due to retroactive staff costs of EUR 43 mln (largely reflecting higher pension contributions), which were booked in the second quarter and are in part due to the increase in staff cost as a result of the collective labour agreement. Adjusting these costs over the two quarters, expenses in the second quarter were almost equal to the first quarter.

Provisioning levels decreased from EUR 54 mln in the first quarter to EUR -2 mln in the second quarter, due to the absence of any one-off incidents, no new significant provisioning and a write-back of some minor provisionings.

The first encouraging and tentative signs of the restructuring programme are visible in the number of staff reductions. In the second quarter of 2001 the number of fulltime employed staff fell by 458 FTE while temporary staff rose by 149 FTE - this has resulted in a net staff reduction of 309 FTE. The inherent implication is that the decline in the ratio of permanent staff to temporary staff makes the cost structure in the Netherlands more flexible.

A number of corporate clients were transferred from C&CC to WCS to better serve the designated clients' needs - the decline in risk-weighted assets reflects this move.

III.  United States (please refer to annex 4)

Revenues rose by 33.3% compared to the first quarter 2001 despite the relative softness of the Midwest economy. More specifically, the growth in revenues can be attributed to the consolidation of Michigan National Corporation (MNC), the strong origination capabilities with respect to the mortgage activities, and a favourable interest rate environment. Net interest income rose during the period as a result of widening spreads, which in turn were helped by a steep fall in short-term interest rates and a change in the slope ("steepness") of the yield curve.

As mentioned before, the mortgage business saw very strong growth as lower interest rates enabled clients to refinance their mortgages at low costs. Although the growth in itself is a function of the low interest rate environment, ABN AMRO has been very successful in increasing its market share on the back of very strong and successful origination capabilities. As such, this has allowed ABN AMRO to secure a top 5 position in the nation-wide mortgage origination segment and a top 10 position in the mortgage-servicing segment. It is noteworthy that the vast majority of the mortgages generated are immediately securitised and the paper sold to the market at large. The mortgage servicing rights (MSR), however, are bought back and form the basis of a commission/fee based income. Although the value of the MSR has been affected by the fall in interest rates and the resultant repayments, it was more than offset by new origination of mortgages.

In addition to the above, revenues were helped by the sale of a part of ABN AMRO's Merchant Credit Card Processing business.

Operating expenses increased by 24.9% during the second quarter of 2001 compared to the first quarter. The increase in expenses was primarily due to the inclusion of MNC. Adjusted for MNC, the increase in expenses is in line with the increase in revenues. The synergistic benefits expected from the integration of MNC with Standard Federal are on track and the gains are expected to come through in the second half of the year. The efficiency ratio excluding MNC remains stable at a relatively low level.

Operating result increased to EUR 579 mln in the second quarter, from EUR 402 mln in the first quarter. Even after taking into account the consolidation effects (EUR 106 mln) of MNC, profits related to the sale of the Credit Card Processing business and currency translation effects, the performance in the US was satisfactory.

Loan loss provisioning in the US rose sharply from EUR 47 mln in the first quarter to EUR 165 mln in the second quarter. The increase in provisioning is in part due to the US SME portfolio and in part due to the consolidation effect of MNC. Given the uncertain economic outlook, higher provisionings are taken on a precautionary basis.

The acquisition of Michigan National Corporation (MNC) was completed on 2 April 2001. ABN AMRO's second quarter figures show the consolidated figures for the first time. An integration team has been working on a successful integration to ensure that the targeted cost savings will be achieved. MNC will merge with Standard Federal Bank, creating Michigan's largest bank in total deposits. The integration of MNC and Standard Federal is on track and is expected to be realised in October of this year. The combined bank will operate under the Standard Federal Bank name and logo. Cost savings will be achieved by the integration of systems and back office operations. Furthermore, branches will be closed or sold in case of a substantial branch overlap.

The substance of the sale of EAB was completed in the second quarter and EAB was deconsolidated as of 30 June 2001. The sale has resulted in a reduction in risk-weighted assets of EUR 8.3 bn and an extraordinary gain of EUR 962 mln. This gain is accounted for in the Corporate Centre.

BRAZIL (PLEASE REFER TO ANNEX 4)

Revenues declined by 6.4% in the second quarter versus the first quarter. The depreciation of the Real has had a negative impact on the euro-denominated earnings. Real-denominated revenues have been relatively strong, despite the slowdown of economic growth.

Net interest income - in local currency - increased by 7% in the second quarter, compared to the first quarter. Loan volume growth has slowed in the second quarter after a sharp increase in the first quarter. The primary reason for an increase in interest income is the rise of interest rates in the second quarter.

Operating expenses also declined in the second quarter as a result of the depreciation of the Real and the strict cost measures undertaken during the first half of the year.

Provisioning has decreased somewhat in the second quarter. The fall should be seen in the context of the strong rise in provisioning in the fourth quarter of last year and the first quarter of this year when loan growth picked up sharply.

REST OF THE WORLD

Revenues declined by 17.6% in the second quarter versus the first quarter. However, excluding the sale of Mebit in the first quarter (EUR 57 mln), revenues would have been stable in the second quarter compared to the first quarter.

Expenses increased significantly compared to the first quarter of this year. To a large extent this can be explained by the write-off of the investments made in the Pan European Banking and Brokerage project that was terminated in the second quarter of this year (EUR - 28 mln in net profit). In addition, expenses rose due to start-up costs for a new branch in India. ABN AMRO is committed to increase its presence in India through organic growth and selective acquisitions.

Operating profit declined sharply in the second quarter which, to a large extent, can be accounted for by the above-mentioned special items on both the revenue and expense side. Operating profit in the first half of 2001 showed an increase of 19% versus the first half of last year.

As of 1 July 2001, the merger of KBC's subsidiary Kereskedelmi Es Hitelbank (K&H) and ABN AMRO Magyar Bank (AAM) has been completed. KBC's share in the 'new' K&H is 59.01% while ABN AMRO has 40.23%. The remainder (0.76%) is controlled by small shareholders. As such, the merger has resulted in a one-off profit for ABN AMRO of EUR 18 mln (difference between old stake in AAM and new stake in K&H). With total assets of EUR 4.5 bn at 30 June 2001, the new K&H is the largest corporate bank in Hungary and a top-ranked market player in the field of consumer banking.

Bouwfonds showed a satisfactory result in the second quarter of 2001. In line with its ambition to become a leading European property developer, Bouwfonds acquired Marignan - a French property developer - on 5 July 2001.

Bank of Asia's performance continues to be disappointing, resulting in a negative contribution in the second quarter of this year. We are committed to improving the performance of Bank of Asia.

THE WHOLESALE CLIENTS SBU

-------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                  2001                 % CHANGE              SIX MONTHS       % CHANGE
                                     ----------------------- ------------------------------------------- ----------
                                         Q2          Q1      Q2 01/Q1      Q2 01/Q2      2001       2000       HY 01/
                                                                   01            00                            HY 00
                                     ----------- ----------- ----------- -------------------- ---------- ----------

Net interest revenue                        657         442        48.6       65.1     1,099        802       37.0
Net commissions                             560         556         0.7     (20.9)     1,116      1,515     (26.3)
Results from financial transactions         366         481      (23.9)       11.2       847        856      (1.1)
Other revenue                                51          35        45.7     (57.5)        86        137     (37.2)
                                     ----------- -----------                       ---------- ----------
Total revenue                             1,634       1,514         7.9        5.1     3,148      3,310      (4.9)
Operating expenses                        1,405       1,301         8.0       19.0     2,706      2,574        5.1
                                     ----------- -----------                       ---------- ----------
Operating result                            229         213         7.5     (38.8)       442        736     (39.9)
Provisioning for loan losses / FAR           40          92      (56.5)     (55.6)       132        143      (7.7)
Value adjustments to financial               11           8        37.5    (142.3)        19       (31)    (161.3)
fixed assets
                                     ----------- -----------                       ---------- ----------
Operating profit before taxes               178         113        57.5     (42.6)       291        624     (53.4)
Taxes                                        66          33       100.0                   99        111     (10.8)
                                     ----------- -----------                       ---------- ----------
Profit after taxes                          112          80        40.0     (63.2)       192        513     (62.6)
Minority interests                            6           4        50.0                   10          6       66.7
                                     ----------- -----------                       ---------- ----------
Net profit                                  106          76        39.5     (64.9)       182        507     (64.1)
                                     =========== ===========                       ========== ==========

Efficiency ratio                          86.0%       85.9%                            86.0%      77.8%

                                      30 JUN 01  31 MARCH 01    % CHANGE

Staff (fte)                              23,350      22,464         3.9
(IN BILLIONS OF EUROS)
Total assets                              318.0       311.5         2.1
Risk weighted assets                      100.5        96.9         3.7
-------------------------------------------------------------------------------------------------------------------
NB. THE 2000 NUMBERS STATED ABOVE ARE PROFORMA

As in the first quarter, the performance of the Wholesale Clients SBU (WCS) in the second quarter was severely affected by the continuing weakness of the equity markets. However, its broad mix of products and clients has allowed WCS to generate sufficient revenues to offset to a large extent the negative impact of the equity markets. While some of the trends seen in the first quarter have hardened in the second quarter, affecting the performance of the securities related businesses - the most significant difference has been in the substantial increase in interest income and the continued success of Global Financial Markets GFM).

Revenues in the second quarter of 2001 were higher (7.9%) compared to the first quarter. For the half-year ended 30 June 2001 revenues were lower by 4.9%. The central point of the second quarter revenue development is the increase of interest income (48.6%) compared to the first quarter. The increase can be attributed to the widening of spreads in the loan portfolio and the transfer of corporate clients from C&CC to WCS. The continuing weakness of the equity markets in the second quarter and the consequent decline in volumes has meant significantly lower results from financial transactions. It is noteworthy that commission income stabilised in the second quarter after falling sharply in the first quarter. On a half-yearly basis, the decline, compared to 2000 was 26.3%. Difficult exit conditions and lower valuations due to mark-downs have ensured that the contribution from Private Equity is largely at the same level as the previous quarter and significantly lower compared to last year. Notwithstanding the general weakness of market conditions, the continued relative strength of the debt markets - driven in part by the low interest rate environment - has enabled GFM to continue its superior performance in the second quarter. The restructuring process initiated last year, has resulted in a complete turn around in GFM. Its continued success in the second quarter bears testimony to that fact.

Expenses during the second quarter rose by 8.0% compared to the first quarter of 2001. The increase was due to the acquisition of ING Barings in New York and currency translation effects. Adjusted for these increases, the expenses were flat compared to the first quarter. The effect of the cost benefits associated with TOPS and the recent reductions in staff have had a limited impact in the second quarter. As such, these benefits are expected in the third and the fourth quarter.

It is noteworthy that the tax burden in the second quarter increased substantially due to an adverse tax ruling in India coupled with the inability to write-off private equity markdowns against taxable income.

Integration of the businesses acquired from ING Barings is now complete. The combined contribution of these businesses, to the bottom line, has been negative. While the prime brokerage part of the business has performed well despite weak market conditions, the cash equity business was particularly affected. Consequently, the expected and hoped for break-even in terms of contribution has not yet materialised. Measures have been undertaken to keep costs under control and well within the expected level.

Provisioning during the second quarter decreased by EUR 52 mln compared to the first quarter. The lower level of provisioning is due to the stabilisation of the US wholesale portfolio and the write-back of an earlier provisioning of EUR 33 mln. Adjusted for this write-back, the provisioning level would be at EUR 73 mln for the quarter. On an annualised basis, the provisioning level is at 25 bps and well within the expected level of 35 - 40 bps.

The efficiency ratio for the second quarter remained unchanged at 86%. Risk-weighted assets increased 3.7% to EUR 100.5 bn, which can be explained by the consolidation of the ING Barings business we bought in the US (EUR 2.1bn), currency translation effects and the transfer of clients from C&CC to WCS.

IV.  Client Business Units

The performance of the Client Business Units in the second quarter has confirmed the trends seen in the first quarter. The process of aligning clients and products has not only lead to much better allocation of human and financial resources, but has also resulted in an increasing flow of mandates. In essence this has meant a leveraging of traditional corporate banking relationships with more broadly based wholesale banking products and services.

We will increasingly focus on our strong European client base. In addition, there will be a greater emphasis on our profitable financial institutions and large cap corporate clients. It has become increasingly clear that the opportunities for above market revenue growth lie in these client segments. Resources will therefore be diverted from those clients which do not offer the same opportunity for above market rates of growth.

External recruitment for the coverage function this year is largely complete. Over half of the senior hires (excluding ING Barings) have been in the Financial Institutions Client BU where the focus is on flow products such as custody and transaction services and where, consequently, the payback in terms of increased revenues will be more immediate in more difficult markets.

V.  Product Business Units

As mentioned before, the negative market trends seen in the first quarter have continued and, indeed, worsened in the second quarter. Consequently the performance of the equities related businesses in the second quarter has been very weak. It is unlikely that current market conditions will improve significantly in the remainder of the year. We believe that the benefits of client focus, stringent cost controls and the right sizing of the businesses, coupled with a client focus, will allow WCS to position itself well to benefit from any economic upturn.

Global Financial Markets (GFM), compared to many of its peers, has continued its good performance in the second quarter. It is noteworthy that GFM has benefited from the strong annuity component of its income stream. Although the performance of GFM has been broad based - across a spectrum of products - it was particularly helped by the strong performance of money market and repo activities. Proprietary trading also had an excellent quarter although this activity constitutes only around 13% of total GFM revenues. We believe this is a very credible performance notwithstanding the fact that it has benefited from favourable market conditions.

The performance of Corporate Finance in the second quarter has been mixed. Revenues have increased in the second quarter despite worsening market conditions. A significant number of M&A deals were booked in the second quarter. We strongly believe that we have a number of promising markets and sector positions on which to build on. Measures are being taken to ensure that the cost infrastructure is in line with revenue development.

As in the first quarter, the performance of Private Equity has been affected by weak exit conditions and lower valuations. A write-off of EUR 35 mln has depressed the results in the second quarter. The performance when compared to peers and in the context of very difficult market conditions - which we expect to persist over the remainder of the year - is satisfactory. The reason for this lies in the absolute size of the portfolio (approx. EUR 2 bn), its portfolio mix and industry concentration. IT accounted for 14.9% of the portfolio while the share from Telecoms was 9.9%. Dot com related exposures are less than 2 % of the portfolio. It is to be noted that all of Private Equity's investments are accounted for on a lower of cost or market basis except for its trading portfolio which is accounted for on a marked to market basis.

Loan Products has turned in a very strong performance in the second quarter helped by widening spreads, a moderate growth in assets, low provisioning levels and the transfer of corporate clients from C&CC to WCS. Given the tighter market conditions, the resultant squeeze on liquidity and a strong credit portfolio, we expect Loan Products to deliver a very strong revenue stream for the remainder of the year.

Global Transaction Services has continued to perform well, with a steady improvement in the second quarter.

Cost reductions associated with Technology, Operations & Property Services
(TOPS) are on track. To date, we have realised EUR 79 mln and our pipeline indicates that we will be able to deliver the annualised savings of EUR 249 mln by the end of this year. Expected cost savings for the remainder of the year will come from a headcount reduction of 303 FTE, streamlining of operations, IT and infrastructure in Europe, and global procurement. Total annualised savings, to be achieved in 2002, amount to EUR 432 mln or about 20% of the TOPS' cost base. Over the same period (as previously announced), the number of FTE will be reduced by 2,100 FTE or about 25% of the current headcount. As Amsterdam and London carry 40% of the total TOPS global cost base, a large part of the savings will be delivered in these locations. The securities processing operations will be transferred from Amsterdam to London and the European treasury operations will be centralised in Amsterdam. The associated IT-infrastructure will be centralised in London. Other projects associated with TOPS include the centralisation of the processing capabilities - currently in more than 40 countries - into 3 regional processing centres (hubs).

THE PRIVATE CLIENTS AND ASSET MANAGEMENT SBU

-------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS AND %)                  2001                 % CHANGE             SIX MONTHS       % CHANGE
                                     ----------------------- ------------------------------------------- ----------
                                         Q2          Q1      Q2 01/Q1      Q2 01/Q2      2001       2000       HY 01/
                                                                   01            00                            HY 00
                                     ------------------------------------------------------------------------------

Net interest revenue                         86          74        16.2     (20.4)       160        179     (10.6)
Net commissions                             253         244         3.7        4.5       497        484        2.7
Results from financial transactions           7          13      (46.2)       16.7        20         14       42.9
Other revenue                                31          11       181.8     (26.2)        42         63     (33.3)
                                     ----------- -----------                       ---------- ----------
Total revenue                               377         342        10.2      (5.3)       719        740      (2.8)
Operating expenses                          280         272         2.9       20.7       552        429       28.7
                                     ----------- -----------                       ---------- ----------
Operating result                             97          70        38.6     (41.6)       167        311     (46.3)
Provisioning for loan losses / FAR          (1)           3                                2         10     (80.0)
Value adjustments to financial              (1)           1
fixed assets
                                     ----------- -----------                       ---------- ----------
Operating profit before taxes                99          66        50.0     (36.5)       165        301     (45.2)
Taxes                                        34          22        54.5     (32.0)        56         89     (37.1)
                                     ----------- -----------                       ---------- ----------
Profit after taxes                           65          44        47.7     (38.7)       109        212     (48.6)
Minority interests                            1           2      (50.0)     (85.7)         3         13     (76.9)
                                     ----------- -----------                       ---------- ----------
Net profit                                   64          42        52.4     (35.4)       106        199     (46.7)
                                     =========== ===========                       ========== ==========

Efficiency ratio                          74.3%       79.5%                            76.7%      58.0%

                                     30 JUN 01   31 MARCH 01   % CHANGE

Staff (fte)                               5,807       5,817       (0.2)
(IN BILLIONS OF EUROS)
Total assets                               15.9        15.4         3.2
Risk weighted assets                        6.0         6.1       (1.6)
-------------------------------------------------------------------------------------------------------------------
NB. THE 2000 NUMBERS STATED ABOVE ARE PROFORMA

A.  PRIVATE CLIENTS (PLEASE REFER TO ANNEX 5)

Revenues grew by 2.4% to EUR 217 mln during the second quarter of 2001. The growth in itself is a function of an increase in interest income (19.4%) and a strong inflow of new money (EUR 3 bn). As such, the performance of Private Clients in the second quarter is satisfactory given the strong correlation between equity markets and private banking.

Operating expenses in the second quarter were flat relative to the first quarter of 2001. The freezing of the cost level vis a vis the first quarter of this year is due to disciplined cost control measures. As a result operating result has improved by 11.7% to EUR 57 mln compared to the first quarter this year.

Initiatives undertaken to improve the profitability and efficiency of Private Clients - integrating businesses in 22 countries and centralising of back offices into three regional hubs - are well under way. The fact that Private Clients has been successful in maintaining its Funds under Administration at a stable level of EUR 110 bn is a testimony to the strong organic asset-gathering ability of Private Clients. Given our view that the market will remain bearish for the remainder of the year, Private Clients' focus will be on rein in cost growth in the second half of the year.

B.  ASSET MANAGEMENT (PLEASE REFER TO ANNEX 5)

Revenues from Asset Management showed a healthy increase (21.5%) compared to the first quarter of 2001, helped in part by the annual performance fees received during the quarter. In view of the performance of global stock markets, this reflects considerable success in winning new institutional accounts as well as issuing new mutual funds.

Expenses have increased 8.1% quarter on quarter. This growth in expenses is largely due to the inclusion of Alleghany for the full quarter as opposed to two months in the first quarter. Total operating expenses, excluding the consolidation of Alleghany stabilised in the second quarter compared to the first quarter. Consequently, the operating result almost doubled to EUR 38 mln in the second quarter 2001. Notwithstanding the significant improvement of the efficiency ratio compared to the first quarter 2001, further measures are being taken to bring the ratio in line with the market.

Alleghany Asset Management has been fully consolidated in the Asset Management numbers. Prior to the acquisition, Alleghany Asset Management principal subsidiaries were Atlanta-based Montag & Caldwell and Chicago Trust Company in Chicago. Montag & Caldwell will continue to operate under its own name, while Chicago Trust Company will be integrated with ABN AMRO Asset Management. The integration process is progressing according to plan - the expected cost synergies are beginning to take effect, albeit that most of the benefits are expected in the second half of the year. Asset Management has also undertaken measures to introduce cross selling of US equity and fixed products to its client base.

Assets under Management as at 30 June 2001 were EUR 175.8 bn, an increase of 4.5% compared to the level of Assets under Management at the end of the preceding quarter. The composition of the assets by mandates was Institutional Clients (51%), Private Clients (10%) and Funds (39%). The assets were invested for 49% in equities, 40% in fixed income, 10% in cash and the remaining 1% in other.

ABN AMRO LEASE HOLDING

ABN AMRO Lease Holding has continued its historically strong performance in the second quarter of 2001 compared to the first quarter. Revenues have increased 10.3% to EUR 193 mln while expenses have also increased by 10.3% to EUR 129 mln. Consequently the operating result has improved by the same percentage to EUR 64 mln. It is noteworthy that net profit in the first half of this year increased 48.1% compared to the same period in 2000. Lease contracts grow by EUR 600 mln to reach EUR 9.2 bn.

CORPORATE CENTRE

-------------------------------------------------------------------------------------------------------------------
(IN MILLIONS OF EUROS)                        2001                 % CHANGE             SIX MONTHS       % CHANGE
                                     ----------------------- ------------------------------------------- ----------
                                         Q2          Q1      Q2 01/Q1      Q2 01/Q2      2001       2000       HY 01/
                                                                   01            00                            HY 00
                                     ----------- ----------- ----------- -------------------- ---------- ----------
Net interest revenue                         47          59      (20.3)                  106         79       34.2
Net commissions                                         (1)                              (1)
Results from financial transactions        (36)         (8)                  (7.7)      (44)       (58)       24.1
Other revenue                                 4           7      (42.9)                   11
                                     ----------- -----------                       ---------- ----------
Total revenue                                15          57      (73.7)                   72         21
Operating expenses                         (63)        (35)        80.0     (46.5)      (98)       (86)     (14.0)
                                     ----------- -----------                       ---------- ----------
Operating result                             78          92      (15.2)                  170        107       58.9
Provisioning for loan losses / FAR         (11)         (8)        37.5     (73.8)      (19)       (11)     (72.7)
Value adjustments to financial             (16)           3                             (13)
fixed assets
                                     ----------- -----------                       ---------- ----------
Operating profit before taxes               105          97         8.2       59.1       202        118       71.2
Taxes                                        11          35      (68.6)    (178.6)        46         56     (17.9)
                                     ----------- -----------                       ---------- ----------
Operating profit after taxes                 94          62        51.6       17.5       156         62
Extraordinary results                       962                                          962
                                     ----------- -----------                       ---------- ----------
Profit after taxes                        1,056          62                            1,118         62
Minority interests                           34          33         3.0        9.7        67         62        8.1
                                     ----------- -----------                       ---------- ----------
Net profit                                1,022          29                            1,051
                                     =========== ===========                       ========== ==========

Net profit excluding sale EAB                60          29       106.9       22.4        89

                                      30 JUN 01  31 MARCH 01   % CHANGE

Staff (fte)                                 593         584         1.5
(IN BILLIONS OF EUROS)
Total assets                               41.9        28.2        48.6
Risk weighted assets                        3.5         2.6        34.6
-------------------------------------------------------------------------------------------------------------------
NB. THE 2000 NUMBERS STATED ABOVE ARE PROFORMA

Compared to the first quarter 2001, revenues were adversely impacted by the negative result from the US dollar hedge. The "negative" outcome of the expense line reflects the pension premiums accounted for by the three SBUs (in the Netherlands) that have not been paid to the Pension Fund due to a premium holiday in 2001. The increase of this expense line is driven by an increase in the back servicing of pension costs related to Dutch staff costs resulting from the general wage increase of 4% in the Netherlands as part of the collective labour agreement. Adjustments to financial fixed assets are mainly driven by an increase in the value of our shareholding in Kempen. Net profit for the Corporate Centre also includes the profit of EUR 962 mln related to the sale of European American Bank to Citibank.

DIVIDEND

The 2001 interim dividend has been fixed at EUR 0.45 per ordinary share of EUR
0.56 par value. The interim dividend will be payable wholly in cash or, at the shareholder's option, wholly in ordinary shares chargeable to the share premium account in a ratio which is still to be determined. The ratio of the value of the stock dividend to that of the cash dividend will be determined on 7 September 2001, after the close of trading on the Amsterdam Exchanges, based on the average of the highest and lowest stock exchange price for that day. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for the final dividend over the 2001 financial year and the full dividend over subsequent years. The ordinary shares will be quoted ex-dividend from Friday 17 August 2001. Shareholders can submit instructions stating whether they opt for dividend payments in cash or in stock from 20 August 2001 to 6 September 2001 inclusive. The 2001 interim dividend will be payable as from 12 September 2001. Given the outlook as set-out in the Chairman's statement, we expect the full year dividend to be in line with last year's dividend.

                                                                                                                   Annex 1
CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF-YEAR 2001
(IN MILLIONS OF EUROS)
                                                                      SECOND QUARTER                FIRST HALF-YEAR
                                                                ----------------------------  -----------------------------
                                                                   2001      2000   % CHANGE     2001       2000   % CHANGE
Net interest revenue                                              2,660     2,257      17.9     4,922      4,513       9.1

Revenue from securities and participating interests                 148       132      12.1       269        214      25.7

Payment services                                                    342       336       1.8       712        662       7.6
Insurance                                                            59        54       9.3       118        111       6.3
Securities                                                          432       580     -25.5       879      1,330     -33.9
Asset management and trust funds                                    244       178      37.1       451        336      34.2
Guarantees                                                           40        38       5.3        79         81      -2.5
Leasing                                                              43        35      22.9        88         67      31.3
Other                                                               189       244     -22.5       313        422     -25.8
                                                                -------   -------             -------    -------
Net commissions                                                   1,349     1,465      -7.9     2,640      3,009     -12.3

Securities                                                          266       105     153.3       523        235     122.6
Foreign exchange dealing                                             79       158     -50.0       224        311     -28.0
Derivatives                                                          49        96     -49.0       217        284     -23.6
Trading LDC-portfolio                                                12         3                  19         13      46.2
Other                                                               -42         3                 -77         78
                                                                --------  --------            --------   --------
Results from financial transactions                                 364       365      -0.3       906        921      -1.6

Other revenue                                                       380       291      30.6       697        509      36.9
                                                                          --------                       --------
                                                                --------  --------            --------   --------
TOTAL REVENUE                                                     4,901     4,510       8.7     9,434      9,166       2.9

Staff costs                                                       2,015     1,759      14.6     3,889      3,648       6.6
Other administrative expenses                                     1,352     1,172      15.4     2,490      2,265       9.9
Depreciation                                                        248       228       8.8       489        450       8.7
                                                                --------  --------            --------   --------
OPERATING EXPENSES                                                3,615     3,159      14.4     6,868      6,363       7.9
OPERATING RESULT                                                  1,286     1,351      -4.8     2,566      2,803      -8.5
Provisioning for loan losses / FAR                                  253       142      78.2       520        319      63.0
Value adjustments to financial fixed assets                          -6       -26                   6        -31
                                                                --------  --------            --------   --------
OPERATING PROFIT BEFORE TAXES                                     1,039     1,235     -15.9     2,040      2,515     -18.9
Taxes                                                               296       299      -1.0       543        718     -24.4
                                                                --------  --------            --------   --------
OPERATING PROFIT AFTER TAXES                                        743       936     -20.6     1,497      1,797     -16.7
Extraordinary revenues                                              962                           962
                                                                --------  --------            --------   --------
GROUP PROFIT AFTER TAXES                                          1,705       936      82.2     2,459      1,797      36.8
Minority interests                                                   72        85     -15.3       143        172     -16.9
                                                                --------  --------            --------   --------
NET PROFIT                                                        1,633       851      91.9     2,316      1,625      42.5
Preference share dividend                                            12        20     -40.0        23         40     -42.5
                                                                --------  --------            --------   --------
NET PROFIT, AVAILABLE TO COMMON SHAREHOLDERS                      1,621       831      95.1     2,293      1,585      44.7
                                                                ========  ========            ========   ========

Earnings per common share of EUR 0.56 (in euros)*                  0.44      0.57                0.89       1.08

Average exchange EUR/USD-rate                                      0.86      0.93                0.89       0.95

*EXCLUDING SALE EAB, RESTRUCTURING CHARGE AND BASED ON THE AVERAGE NUMBER OF COMMON SHARES OUTSTANDING.

THE HALF-YEARLY FIGURES HAVE NOT BEEN AUDITED.

                                                                                                                      Annex 2
CONSOLIDATED BALANCE SHEET AT 30 JUNE 2001

AFTER PROFIT APPROPRIATION

(IN MILLIONS OF EUROS)
                                                                                               30 JUNE    31 DEC.           %
                                                                                                  2001       2000      CHANGE
ASSETS
Cash                                                                                             6,613      6,456         2.4
Short-dated government paper                                                                    10,211     11,199        -8.8
Banks                                                                                           58,799     48,581        21.0

LOANS TO PUBLIC SECTOR                                                                          15,115     14,974         0.9
LOANS TO PRIVATE SECTOR                                                                        255,876    245,450         4.2
PROFESSIONAL SECURITIES TRANSACTIONS                                                            88,680     58,842        50.7
                                                                                            ---------- ----------
Loans                                                                                          359,671    319,266        12.7

Interest-earning securities                                                                    125,870    108,053        16.5
Shares                                                                                          16,190     17,787        -9.0
Participating interests                                                                          2,219      2,026         9.5
Property and equipment                                                                           6,990      6,813         2.6
Other assets                                                                                    14,944     11,071        35.0
Prepayments and accrued income                                                                  13,095     11,917         9.9
                                                                                             ---------- ----------
                                                                                               614,602    543,169        13.2
                                                                                             ========== ==========
LIABILITIES

Banks                                                                                          139,038    101,510        37.0

SAVING ACCOUNTS                                                                                 84,824     80,980         4.7
DEPOSITS AND OTHER CUSTOMER ACCOUNTS                                                           163,252    155,549         5.0
PROFESSIONAL SECURITIES TRANSACTIONS                                                            49,549     43,020        15.2
                                                                                             ---------- ----------
Total client accounts                                                                          297,625    279,549         6.5
Debt securities                                                                                 62,063     60,283         3.0
Other liabilities                                                                               54,779     41,080        33.3
Accruals and deferred income                                                                    13,028     14,791       -11.9
Provisions                                                                                      13,419     13,422         0.0
                                                                                             ---------- ----------
                                                                                               579,952    510,635        13.6
Fund for general banking risks                                                                   1,414      1,319         7.2
Subordinated liabilities                                                                        16,484     13,405        23.0

SHAREHOLDERS' EQUITY                                                                            11,545     12,523        -7.8
MINORITY INTERESTS                                                                               5,207      5,287        -1.5
                                                                                             ---------- ----------
Group equity                                                                                    16,752     17,810        -5.9

                                                                                             ---------- ----------
                                                                                             ---------- ----------
Group capital                                                                                   34,650     32,534         6.5
                                                                                             ---------- ----------
                                                                                               614,602    543,169        13.2
                                                                                             ========== ==========

Contingent liabilities                                                                          51,010     49,044         4.0
Committed facilities                                                                           154,794    138,457        11.8

Exchange EUR/USD-rate                                                                             0.85       0.93

THE HALF-YEARLY FIGURES HAVE NOT BEEN AUDITED.



                                                                                                                     Annex 3
ANALYSIS OF PRIVATE SECTOR LOANS BY SBU

(IN BILLIONS OF EUROS)
                                                                          30 JUNE    31 MARCH   31 DEC.    % CHANGE  % CHANGE
                                                                             2001        2001      2000     JUN/MAR    JUN/DEC
Wholesale Clients                                                           62.7       61.7       58.3       1.6         7.5
Consumer & Commercial Clients                                              175.2      177.3      169.8      -1.2         3.2
Private Clients & Asset Management                                           5.9        5.6        5.9       5.4
Corporate Centre                                                             2.9        2.9        2.9
ABN AMRO Lease Holding                                                       9.2        8.9        8.5       3.4         8.2
                                                                       ---------- ---------- ----------
Group                                                                      255.9      256.4      245.4      -0.2         4.3
                                                                       ========== ========== ==========

STAFF
(FTE)

                                                                          30 JUNE    31 MARCH   31 DEC.    CHANGE    CHANGE
                                                                             2001        2001      2000    JUN/MAR   JUN/DEC

Wholesale Clients                                                         23,350     22,464     23,003       886         347
Consumer & Commercial Clients                                             76,317     74,939     75,867     1,378         450
Private Clients & Asset Management                                         5,807      5,817      5,275       -10         532
Corporate Centre                                                             593        584        579         9          14
ABN AMRO Lease Holding                                                     7,324      7,345      7,070       -21         254
                                                                       ---------- ---------- ---------- --------- ----------
Group                                                                    113,391    111,149    111,794     2,242       1,597
                                                                       ========= ========== ========== =========  ==========

SHARE DATA

                                                                          30 JUNE    31 MARCH   31 DEC.    % CHANGE  % CHANGE
                                                                             2001        2001      2000    JUN/MAR    JUN/DEC

Number of ordinary shares outstanding (in millions)                      1,518.8    1,498.1    1,500.4       1.4         1.2
Net asset value per ordinary share (in euros)                               7.05       7.58       7.78      -7.0        -9.4
Number of preference shares (in millions)                                  362.5      362.5      362.5
Number of convertible preference shares (in millions)                        0.8        0.8        0.8

CHANGES IN SHAREHOLDERS' EQUITY FOR THE FIRST HALF-YEAR 2001
(IN MILLIONS OF EUROS)
                                                                         1ST HALF   1ST HALF
                                                                        YEAR 2001  YEAR 2000
                                                                        ------------------------------

Shareholders' equity as at the beginning of the period                     12,544    12,016
Retained earnings and stock dividends                                       1,140     1,408
Exercised options and conversion                                                6        17
Goodwill                                                                   -3,102    -1,106
Sale EAB                                                                    1,033
Revaluations and other movements                                                         -2
Dematerialisation of preference shares                                        -10
Currency translation differences                                               10       102
                                                                         --------- --------
                                                                           11,621    12,435
Treasury stock                                                                 76        42
                                                                         --------- --------
                                                                         --------- --------
Shareholders' equity as at the end of the period                           11,545    12,393
                                                                         ========= ========



                                                                                                                     Annex 4a
PROFIT & LOSS ACCOUNTS BUS OF CONSUMER & COMMERCIAL CLIENTS

(IN MILLIONS OF EUROS)
                                                                                2001
                                        --------------------------------------------------------------------------------------
                                             NETHERLANDS          NORTH AMERICA           BRAZIL                 REST
                                        ---------------------------------------------------------------- ---------------------
                                            2ND Q      1ST Q      2ND Q      1ST Q     2ND Q      1ST Q      2ND Q      1ST Q

Net interest revenue                          525        491        751        601       389        381        145        156
Net commissions                               169        190        236        167        52         72         35         21
Results from financial transactions             9         12         19         18       -10         13          9         13
Other revenue                                  32         23        215        130        37         34         69        123
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
TOTAL REVENUE                                 735        716      1,221        916       468        500        258        313
Operating expenses                            679        621        642        514       308        325        235        138
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
OPERATING RESULT                               56         95        579        402       160        175         23        175
Provisioning for loan losses                   -2         54        165         47        42         62         15         13
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
OPERATING PROFIT BEFORE TAXES                  58         41        414        355       118        113          8        162
Taxes                                          18         12        135        108        12                     2         19
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
PROFIT AFTER TAXES                             40         29        279        247       106        113          6        143
Minority interests                                                   25         24         3          5          3          3
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
NET PROFIT                                     40         29        254        223       103        108          3        140
                                        ========== ========== ========== ========== ========= ========== ========== ==========

                                          30 JUNE   31 MARCH    30 JUNE   31 MARCH   30 JUNE   31 MARCH    30 JUNE   31 MARCH

Staff (fte)                                28,210     28,519     18,842     17,154    20,175     20,082      9,090      9,184
(IN BILLIONS OF EUROS)
Risk weighted assets                         60.4       66.0       75.0       66.9       7.6        7.4       23.4       23.0

                                                                           SECOND QUARTER

                                        --------------------------------------------------------------------------------------
                                             NETHERLANDS          NORTH AMERICA           BRAZIL                 REST
                                        ---------------------------------------------------------------- ---------------------
                                             2001       2000       2001       2000      2001       2000       2001       2000

Net interest revenue                          525        576        751        566       389        386        145        158
Net commissions                               169        185        236        142        52         88         35         66
Results from financial transactions             9         14         19         15       -10          9          9         31
Other revenue                                  32         21        215        112        37         31         69         25
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
TOTAL REVENUE                                 735        796      1,221        835       468        514        258        280
Operating expenses                            679        633        642        492       308        353        235        206
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
OPERATING RESULT                               56        163        579        343       160        161         23         74
Provisioning for loan losses                   -2         10        165         25        42         22         15         23
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
OPERATING PROFIT BEFORE TAXES                  58        153        414        318       118        139          8         51
Taxes                                          18         49        135        132        12         37          2         26
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
PROFIT AFTER TAXES                             40        104        279        186       106        102          6         25
Minority interests                                                   25         30         3         12          3          2
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
NET PROFIT                                     40        104        254        156       103         90          3         23
                                        ========== ========== ========== ========== ========= ========== ========== ==========



                                                                                                                     Annex 4b

PROFIT & LOSS ACCOUNTS BUS OF CONSUMER & COMMERCIAL CLIENTS
(IN MILLIONS OF EUROS)

                                        --------------------------------------------------------------------------------------
                                                                           FIRST HALF-YEAR
                                        --------------------------------------------------------------------------------------
                                             NETHERLANDS          NORTH AMERICA           BRAZIL                 REST
                                        ---------------------------------------------------------------- ---------------------
                                             2001       2000       2001       2000      2001       2000       2001       2000
Net interest revenue                        1,016      1,145      1,352      1,125       770        767        301        320
Net commissions                               359        368        403        282       124        175         56        120
Results from financial transactions            21         27         37         29         3         17         22         36
Other revenue                                  55         40        345        216        71         60        192         81
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
TOTAL REVENUE                               1,451      1,580      2,137      1,652       968      1,019        571        557
Operating expenses                          1,300      1,222      1,156        949       633        681        373        391
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
OPERATING RESULT                              151        358        981        703       335        338        198        166
Provisioning for loan losses                   52         21        212         54       104         48         28         47
                                        ---------- ----------                       --------- ---------- ---------- ----------
                                                              ---------- ----------
OPERATING PROFIT BEFORE TAXES                  99        337        769        649       231        290        170        119
Taxes                                          30         97        243        225        12         64         21         53
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
PROFIT AFTER TAXES                             69        240        526        424       219        226        149         66
Minority interests                                                   49         61         8         24          6          4
                                        ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
NET PROFIT                                     69        240        477        363       211        202        143         62
                                        ========== ========== ========== ========== ========= ========== ========== ==========


                                                                                                                          Annex 5
PROFIT & LOSS ACCOUNTS BUS OF PRIVATE CLIENTS & ASSET MANAGEMENT
(IN MILLIONS OF EUROS)

                                                             2001                                   SECOND QUARTER
                                          ------------------------------------------- --------------------------------------------
                                             PRIVATE CLIENTS      ASSET MANAGEMENT       PRIVATE CLIENTS      ASSET MANAGEMENT
                                          ------------------------------------------- --------------------------------------------
                                              2ND Q      1ST Q      2ND Q      1ST Q       2001       2000       2001        2000

Net interest revenue                             80         67          6          7         80         78          6          30
Net commissions                                 107        122        146        122        107        175        146          67
Results from financial transactions               8         11         -1          2          8          4         -1           2
Other revenue                                    22         12          7         -1         22         31          7          11
                                          ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
TOTAL REVENUE                                   217        212        158        130        217        288        158         110
Operating expenses                              160        161        120        111        160        155        120          77
                                          ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
OPERATING RESULT                                 57         51         38         19         57        133         38          33
Provisioning for loan losses                      2                                           2         10
Value adj. to financial fixed assets             -5          4         -1                    -5                    -1
                                          ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
OPERATING PROFIT BEFORE TAXES                    60         47         39         19         60        123         39          33
Taxes                                            20         17         14          5         20         40         14          10
                                          ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
PROFIT AFTER TAXES                               40         30         25         14         40         83         25          23
Minority interests                                1          2                                1          7
                                          ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
NET PROFIT                                       39         28         25         14         39         76         25          23
                                          ========== ========== ========== ========== ========== ========== ========== ==========

                                            30 JUNE   31 MARCH    30 JUNE   31 MARCH

Staff (fte)                                   3,551      3,540      2,256      2,277
(IN BILLIONS OF EUROS)
Risk weighted assets                            5.7        5.8        0.3        0.3

                                                       FIRST HALF-YEAR
                                          -------------------------------------------
                                             PRIVATE CLIENTS      ASSET MANAGEMENT
                                          -------------------------------------------
                                               2001       2000       2001       2000

Net interest revenue                            147        143         13         36
Net commissions                                 229        317        268        167
Results from financial transactions              19         14          1
Other revenue                                    34         49          8         14
                                          ---------- ---------- ---------- ---------
TOTAL REVENUE                                   429        523        290        217
Operating expenses                              321        277        231        152
                                          ---------- ---------- ---------- ---------
OPERATING RESULT                                108        246         59         65
Provisioning for loan losses                      2         10
Value adj. to financial fixed assets             -1                     1
                                          ---------- ---------- ---------- ---------
OPERATING PROFIT BEFORE TAXES                   107        236         58         65
Taxes                                            37         73         19         16
                                          ---------- ---------- ---------- ---------
PROFIT AFTER TAXES                               70        163         39         49
Minority interests                                3         13
                                          ---------- ---------- ---------- ---------
NET PROFIT                                       67        150         39         49
                                          ========== ========== ========== =========


                                                                                                                        Annex 6
CASH FLOW STATEMENT FOR THE FIRST HALF-YEAR 2001
(IN MILLIONS OF EUROS)
                                                                                                            1ST HALF   1ST HALF
                                                                                                            EAR 2001   YEAR 2000
                                                                                                            ---------------------

Liquid funds as at the beginning of the period                                                                 16,105     12,471
Net cash flow from operations/banking activities                                                               14,287     -3,128
Net cash flow from investment activities                                                                      -29,700     -7,611
Net cash flow from financing activities                                                                         2,921       -390
Currency translation differences                                                                                  375     -1,073
                                                                                                            ---------  ---------
Liquid funds as at the end of the period                                                                        3,988        269
                                                                                                            =========  =========



CONSOLIDATED PROFIT AND LOSS ACCOUNT QUARTERLY RESULTS 2001 / 2000
(IN MILLIONS OF EUROS)
                                                                       2001                              2000
                                                               ---------------------  -------------------------------------------
                                                                   2ND Q      1ST Q       4TH Q      3RD Q      2ND Q      1ST Q
Net interest revenue                                               2,660      2,262       2,522      2,369      2,257      2,256
Revenue from securities and participating interests                  148        121          58        179        132         82
Net commissions                                                    1,349      1,291       1,449      1,422      1,465      1,544
Results from financial transactions                                  364        542         258        390        365        556
Other revenue                                                        380        317         385        271        291        218
                                                               ---------- ----------  ---------- ---------- ---------- ----------
Total revenue                                                      4,901      4,533       4,672      4,631      4,510      4,656
Staff costs                                                        2,015      1,874       1,983      1,829      1,759      1,889
Other administrative expenses                                      1,352      1,138       1,281      1,255      1,172      1,093
Depreciation                                                         248        241         246        245        228        222
                                                               ---------- ----------  ---------- ---------- ---------- ----------
Operating expenses                                                 3,615      3,253       3,510      3,329      3,159      3,204
                                                               ---------- ----------  ---------- ---------- ---------- ----------
Operating result                                                   1,286      1,280       1,162      1,302      1,351      1,452
Operating profit before taxes                                      1,039      1,001       1,015      1,195      1,235      1,280
Net profit                                                         1,633        683          77        796        851        774
Net profit, available to ordinary shareholders                     1,621        672          58        776        831        754

Earnings per common share of EUR 0.56 (in euros)*                   0.44       0.45        0.44       0.52       0.57       0.51
Dividends (in euros)                                                0.45                   0.50                  0.40
Return on equity                                                   25.0%      23.2%       22.1%      26.3%      29.5%      26.6%
Efficiency ratio                                                   73.8%      71.8%       75.1%      71.9%      70.1%      68.8%

BIS capital ratio                                                 10.19%     10.19%      10.39%      9.90%     10.22%     10.02%
BIS tier 1 ratio                                                   6.55%      6.82%       7.20%      6.78%      6.75%      6.62%
BIS capital base                                                  29,156     28,362      27,421     29,069     27,793     27,195
Risk weighted assets                                             286,110    278,414     263,853    293,630    271,850    271,488


*EXCLUDING SALE EAB, RESTRUCTURING CHARGE AND BASED ON THE AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING.


                                                                                                                     Annex 7a
BREAKDOWN PROFIT & LOSS ACCOUNT SECOND QUARTER 2001
(IN MILLIONS OF EUROS)
                                                                  C&CC        WCS      PC&AM        CC       LEASE      GROUP
                                                                                                           HOLDING
Net interest revenue                                             1,810        657         86        47         60       2,660
Net commissions                                                    492        560        253                   44       1,349
Results from financial transactions                                 27        366          7       -36                    364
Other revenue                                                      353         51         31         4         89         528
                                                              ---------  ---------  ---------  --------  ---------  ----------
Total revenue                                                    2,682      1,634        377        15        193       4,901
Operating expenses                                               1,864      1,405        280       -63        129       3,615
                                                              ---------  ---------  ---------  --------  ---------  ----------
Operating result                                                   818        229         97        78         64       1,286
Provisioning for loan losses                                       220         40         -1       -11          5         253
Value adjustments to financial fixed assets                                    11         -1       -16                     -6
                                                              ---------  ---------  ---------  --------  ---------  ----------
Operating profit before taxes                                      598        178         99       105         59       1,039
Taxes                                                              167         66         34        11         18         296
                                                              ---------  ---------  ---------  --------  ---------  ----------
Operating profit after taxes                                       431        112         65        94         41         743
Extraordinary results                                                                              962                    962
                                                              ---------  ---------  ---------  --------  ---------  ----------
Group profit after taxes                                           431        112         65     1,056         41       1,705
Minority interests                                                  31          6          1        34                     72
                                                              ---------  ---------  ---------  --------  ---------  ----------
                                                              ---------  ---------  ---------  --------  ---------  ----------
Net profit                                                         400        106         64     1,022         41       1,633
                                                              =========  =========  =========  ========  =========  ==========

Staff (fte)                                                     76,317     23,350      5,807       593      7,324     113,391

(IN BILLIONS OF EUROS)
Total assets                                                     234.0      318.0       15.9      41.9       10.2       614.6
Risk weighted assets                                             166.4      100.5        6.0       3.5        9.7       286.1

BREAKDOWN PROFIT & LOSS ACCOUNT FIRST QUARTER 2001
(IN MILLIONS OF EUROS)
                                                                  C&CC        WCS      PC&AM        CC       LEASE      GROUP
                                                                                                           HOLDING

Net interest revenue                                             1,629        442         74        59         58       2,262
Net commissions                                                    450        556        244        -1         42       1,291
Results from financial transactions                                 56        481         13        -8                    542
Other revenue                                                      310         35         11         7         75         438
                                                              ---------  ---------  ---------  --------  ---------  ----------
Total revenue                                                    2,445      1,514        342        57        175       4,533
Operating expenses                                               1,598      1,301        272       -35        117       3,253
                                                              ---------  ---------  ---------  --------  ---------  ----------
Operating result                                                   847        213         70        92         58       1,280
Provisioning for loan losses                                       176         92          3        -8          4         267
Value adjustments to financial fixed assets                                     8          1         3                     12
                                                              ---------  ---------  ---------  --------  ---------  ----------
Operating profit before taxes                                      671        113         66        97         54       1,001
Taxes                                                              139         33         22        35         18         247
                                                              ---------  ---------  ---------  --------  ---------  ----------
Group profit after taxes                                           532         80         44        62         36         754
Minority interests                                                  32          4          2        33                     71
                                                              ---------  ---------  ---------  --------  ---------  ----------
Net profit                                                         500         76         42        29         36         683
                                                              =========  =========  =========  ========  =========  ==========

Staff (fte)                                                     74,939     22,464      5,817       584      7,345     111,149

(IN BILLIONS OF EUROS)
Total assets                                                     236.7      311.5       15.4      28.2        9.9       601.7
Risk weighted assets                                             163.3       96.9        6.1       2.6        9.5       278.4



                                                                                                                     Annex 7b
BREAKDOWN PROFIT & LOSS ACCOUNT FIRST HALF-YEAR 2001
(IN MILLIONS OF EUROS)
                                                                  C&CC        WCS      PC&AM        CC       LEASE      GROUP
                                                                                                           HOLDING
Net interest revenue                                             3,439      1,099        160       106        118       4,922
Net commissions                                                    942      1,116        497        -1         86       2,640
Results from financial transactions                                 83        847         20       -44                    906
Other revenue                                                      663         86         42        11        164         966
                                                              ---------  ---------  ---------  --------  ---------  ----------
Total revenue                                                    5,127      3,148        719        72        368       9,434
Operating expenses                                               3,462      2,706        552       -98        246       6,868
                                                              ---------  ---------  ---------  --------  ---------  ----------
Operating result                                                 1,665        442        167       170        122       2,566
Provisioning for loan losses                                       396        132          2       -19          9         520
Value adjustments to financial fixed assets                                    19                  -13                      6
                                                              ---------  ---------  ---------  --------  ---------  ----------
Operating profit before taxes                                    1,269        291        165       202        113       2,040
Taxes                                                              306         99         56        46         36         543
                                                              ---------  ---------  ---------  --------  ---------  ----------
Operating profit after taxes                                       963        192        109       156         77       1,497
Extraordinary results                                                                              962                    962
                                                              ---------  ---------  ---------  --------  ---------  ----------
Group profit after taxes                                           963        192        109     1,118         77       2,459
Minority interests                                                  63         10          3        67                    143
                                                              ---------  ---------  ---------            ---------  ----------
Net profit                                                         900        182        106     1,051         77       2,316
                                                              =========  =========  =========  ========  =========  ==========


FOR THE APPLIED ACCOUNTING POLICIES, WE REFER TO OUR 2000 ANNUAL REPORT. WITH EFFECT FROM JANUARY 1, 2001, INTERNALLY DEVELOPED SOFTWARE IS CAPITALISED AND DURING THE LIFETIME AMORTISED TO THE PROFIT & LOSS ACCOUNT.